COHEN & STEERS ASIA PACIFIC REALTY SHARES, INC.

280 Park Avenue

New York, New York 10017

February 25, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John C. Grzeskiewicz

Re:	Cohen & Steers Asia Pacific Realty Shares, Inc.

File Numbers: 333- 133538; 811-21894

Ladies and Gentlemen:

On behalf of Cohen & Steers Asia Pacific Realty Shares, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 7 (“Amendment No. 7”) to the Fund’s Registration Statement (the “Registration Statement”) on Form N-1A filed with the Securities and Exchange Commission (the “Commission”). Amendment No. 7 is marked to show changes to Post-Effective Amendment No. 6 to the Registration Statement filed on December 30, 2010 (“Amendment No. 6”).

This letter addresses comments of the staff of the Commission (the “Staff”) to Amendment No. 6 that were provided to Erik Barrios of Cohen & Steers Capital Management, Inc. via telephone by Mr. John C. Grzeskiewicz on February 15, 2011. For the convenience of the Staff, the comments have been restated below in their entirety. The Fund’s response follows each comment. References in these responses to the Fund’s prospectuses or statement of additional information are to those filed as part of Amendment No. 7. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 7.

PROSPECTUSES

Summary Section—Principal Investment Strategies, page 2

1.	Staff Comment: The Staff notes that, effective March 1, 2011, the Fund will change its policy with respect to the investment of at least 80% of its net assets (“80% Test”) and will invest at least 80% of its net assets in securities issued by emerging market real estate companies and other investments with economic characteristics similar to such securities. Please confirm to the Staff whether the Fund has sought shareholder approval of the change to the Fund’s 80% Test and the related sub-advisory agreements between the Advisor and the new Subadvisors.

Response: The Fund is permitted to change the 80% Test upon 60 days prior written notice to shareholders. On December 17, 2010, shareholders were provided with 60 days prior written notice of the changes via a supplement to the Fund’s prospectus. With respect to the sub-advisory agreements, the Advisor has received an opinion of counsel, on which the Fund and its Board are entitled to rely, that the appointment of the Subadvisors, will not constitute an “assignment,” as defined in Section 2(a)(4) of the 1940 Act and as used in Section 15(a)(4), of the Advisory Agreement. The opinion of counsel also will opine that the agreements with the Subadvisors do not require approval by Fund shareholders, relying in large part on Wells Fargo Bank, N.A., 1998 SEC No-Act. LEXIS 458 (Mar. 31, 1998) (“Wells Fargo”). In Wells Fargo, the Staff noted that although subadvisory contracts generally are subject to the shareholder approval requirement of Section 15(a) under the 1940 Act, the Staff has agreed not to recommend enforcement action under that provision in other situations in which a new advisory contract was created from a pre- existing contract (referring to Franklin Templeton Group of Funds, SEC No.-Act. LEXIS 795 (July 23, 1997) and Principal Preservation Portfolios, Inc. and Prospect Hill Trust, SEC No-Action Letter 106 (Jan. 1, 1996)) or fees were reallocated between a primary adviser and subadvisor, provided that the new arrangement or amendment did not materially change the advisory relationship or terms of the advisory contract. The Staff noted particularly the applicants’ representations that neither the subadvisor’s appointment, nor any subsequent changes to the subadvisory agreement at issue would result in a reduction in the nature or level of services provided to the funds, or an increase in the aggregate fees paid by each fund for such services.

Summary Section—Principal Investment Strategies, page 2

2.	Staff Comment: The Staff notes that under the Fund’s new principal investment strategy, the Fund will consider emerging market countries to include those that comprise the Morgan Stanley Capital International Emerging & Frontier Markets Index (the “MSCI Index”) as well as other countries determined by the Advisor to have an emerging market economy. Please confirm that the MSCI Index is a widely used index.

Response: The MSCI Index is considered to be a widely used benchmark of equity market performance in emerging and frontier market countries. The Fund will utilize the MSCI Index in identifying emerging market countries. However, the FTSE EPRA/NAREIT Emerging Markets Index will be the Fund’s primary performance benchmark because of its focus on listed real estate companies.

Fund Performance – Average Annual Total Returns, page 5

3.	Staff Comment: The Staff notes that in connection with the change in the Fund’s principal investment strategy, the Fund has selected the FTSE EPRA/NAREIT Emerging Markets Index (the “Emerging Markets Index”) as its primary performance benchmark. Please confirm that the FTSE EPRA/NAREIT Developed Asia Real Estate Index (the “Asia Real Estate Index”) will be shown in the Average Annual Total Returns table together with the Emerging Markets Index for a period of one year.

Response: Performance information for both the Asia Real Estate Index and the Emerging Markets Index will be shown in the Average Annual Total Returns table for one year.

General

4.	Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

*     *     *     *     *     *     *     *

We hope the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary

COHEN & STEERS ASIA PACIFIC REALTY SHARES, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

February 25, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: John C. Grzeskiewicz

Re:	Cohen & Steers Asia Pacific Realty Shares, Inc. (File Nos. 333- 133538; 811-21894)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS ASIA PACIFIC REALTY SHARES, INC.

By:	/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary